Ameritas Life Insurance Corp. 5900 O Street / Lincoln, NE 68510

December 11, 2019

Filed Via EDGAR

Jaea Hahn, Senior Counsel

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Ameritas Life Insurance Corp.
Ameritas Life Insurance Corp. Separate Account LLVL, 1940 Act Registration No. 811-08868
Ameritas Advisor II VUL, 1933 Act Registration No. 333-233977
Pre-Effective Amendment No. 1 on Form N-6

Acceleration Request Pursuant to Rule 17 CFR 230.461 to December 16, 2019, or soon thereafter

Dear Ms. Hahn:

The Registrant and the Principal Underwriter, Ameritas Investment Corp., hereby request that the effective date of the above captioned Pre-Effective Amendment No. 1 to the Registration Statement be accelerated to December 16, 2019, or soon thereafter.

In support of this request, we state:

(i)	The initial Form N-6 filing for Registration Statement No. 333-233977 was submitted via EDGAR to the Division of Investment Management on September 27, 2019. We received comments by telephone call from SEC staff on November 26, 2019.

(ii)	The Commission’s comments were addressed in the filing of the Pre-Effective Amendment No. 1, filed on December 9, 2019.

(iii)	Securities reflecting changes described above will not be distributed until they are declared effective.

We acknowledge that we are responsible for the accuracy and adequacy of the disclosure in the filing, notwithstanding any review and/or comment by the SEC staff. We have provided all information investors require for an informed decision. Since the Separate Account and its management are in possession of all facts relating to the Separate Account’s disclosure, we are responsible for the accuracy and adequacy of the disclosures we have made.

We further acknowledge that:

▪	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪	The Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration and assistance. If you have any questions regarding this acceleration request or the Pre-Effective Amendment, please contact Ann Diers, 402-467-7847.

Sincerely,

On behalf of		On behalf of
Ameritas Variable Separate Account VA-2		Ameritas Investment Corp.

/s/	William W. Lester	/s/	Kurt J. Shallow

Name:	William W. Lester	Name:	Kurt J. Shallow
Title:	President & Chief Executive Officer	Title:	Director, President, Senior Vice President Agency & Advisor Distribution
	Ameritas Life Insurance Corp.		Ameritas Investment Corp.